SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                               LECSTAR CORPORATION
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   523250 10 8
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                                 (CUSIP Number)

                                 MARCH 30, 2001
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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

CUSIP No.   523250 10 8      13G/A
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sovereign Partners LP
    06-1434368
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                  5    SOLE VOTING POWER

                       3,083,488 (see Note A)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          N/A
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             3,083,488  (see Note A)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       N/A
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,083,488 (see Note A)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |-|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.2% (see Note A)
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12  TYPE OF REPORTING PERSON*

    LP (see Note A)
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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ITEM 1 (a)   NAME OF ISSUER

             LecStar Corporation

       (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

             4501 Circle 75 Parkway
             Building D-4210
             Atlanta, Georgia

ITEM 2 (a)   NAME OF PERSON FILING

             Sovereign Partners LP

       (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

             90 Grove Street, Ste 01
             Ridgefield, CT 06877

       (c)   CITIZENSHIP

             Delaware

       (d)   TITLE OF CLASS OF SECURITIES

             Common Stock, $.01 par value

       (e)   CUSIP NUMBER

             523250 10 8

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
       (c), Check Whether the Person Filing is a:

       (a)   |_| Broker or dealer registered under section 15 of the Act

       (b)   |_| Bank as defined in section 3(a)(6) of the Act

       (c)   |_| Insurance company as defined in section 3(a)(19) of the Act

       (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

       (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

       (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

       (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

       (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

       (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

       (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

ITEM 4 OWNERSHIP

       (a)   Amount beneficially owned:

             3,083,488 (see Note A)

       (b)   Percent of class:

             9.2% (see Note A)

       (c)   Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote:

             3,083,488  (see Note A)

             (ii) Shared power to vote or to direct the vote: N/A

             (iii) Sole power to dispose or to direct the disposition of:

             3,083,488  (see Note A)

             (iv) Shared power to dispose or to direct the disposition of: N/A

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

       N/A

ITEM 10 CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    April 12, 2001
                                    --------------------------------------------
                                    (Date)


                                    Sovereign Partners LP
                                    --------------------------------------------
                                    (Signature)

                                    By: Southridge Capital Management LLC


                                    By: /s/ Dan Pickett
                                        ----------------------------------------

                                    Its: Principal
                                         ---------------------------------------

                                     NOTE A

Pursuant to an Agreement and Plan of Merger dated January 5, 2001, and previously approved by a majority of the shareholders of the Issuer, the Reporting Person received 159,807,262 shares of Common Stock and a certain number of shares of Series F Convertible Preferred Stock of the Issuer on January 25, 2001.

The Issuer effected a 1 for 60 reverse stock split on March 30, 2001. Upon the effectiveness of the reverse split, the shares of Series F Convertible Preferred Stock automatically converted into a fixed number of shares of Common Stock.

The Reporting Person currently holds 2,771,225 post-split shares of Common Stock of the Issuer and holds an aggregate of 312,263 warrants exercisable for Common Stock with 304,713 warrants exercisable at $1.95 with expiration dates ranging from March 31, 2003, to December 8, 2003 and 7,550 warrants exercisable at $120.00 with an expiration date of December 23, 2003. In addition, Reporting Person holds 4,284 shares of Series D Convertible Preferred Stock convertible into Common Stock of the Issuer. Reporting Person though cannot convert the Series D Convertible Preferred stock if after such conversion Reporting Person would hold more than 4.99% of the outstanding Common Stock of the Issuer. The Shares of Series D Convertible Preferred Stock have not been included in the Reporting Persons beneficial ownership numbers reported above.

The Reporting Person disclaims any beneficial interest or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of such shares or rights.